Room 4561
Via fax (816) 435-8630

February 14, 2008

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

> **Re: DST Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2006**
> **File no. 1-14036**

Dear Mr. McDonnell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief